Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

February 26, 2010

VIA EDGAR AND COURIER

William J. Kotapish, Esquire

Assistant Director, Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

RE:	Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account (Protective ValuesAccess)
File Nos. 333-116814 and 811-8108
Template Request

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Protective Life Insurance Company (“Protective”), we respectfully request the approval of the Securities and Exchange Commission (the “SEC”) to file certain post-effective amendments to registration statements on Form N-4 for certain variable annuity contracts issued through Protective Variable Annuity Separate Account (the “Replicate Filings”) under paragraph (b) of Rule 485.  In this regard, Protective filed on February 26, 2010, under Rule 485(a) of the 1933 Act, the following “template” post-effective amendment filing to increase the mortality and expense risk charge for contracts issued on or after May 1, 2010 (the “Revised Disclosure”):

•      Protective’s Post-Effective Amendment No. 11 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-116814 (Protective ValuesAccess) (the “Template Filing”).(1)

(1)  The Template Filing also incorporates changes previously reflected in a prospectus supplement filed with Post-Effective Amendment No. 10 on October 28, 2009.  These changes, which include:  (1) adding subaccounts as investment options under the contracts; (2) closing subaccounts to contracts purchased on or after November 2, 2009; and (3) making available four asset allocation portfolios under the contracts, were reviewed by the SEC Staff in Protective’s Post-Effective Amendment No. 14 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-113070 (ProtectiveValues Advantage), filed pursuant to Rule 485(a) on September 2, 2009.  Please also see template request submitted to William J. Kotapish on September 2, 2009.

Protective proposes to add the Revised Disclosure to the following Replicate Filings:

•      Protective’s Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-113070 (ProtectiveValues Advantage); and

•      Protective’s Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-112892 (Protective Values).(2)

In connection with this request, Protective confirms that:

•      Other than technical differences, the Revised Disclosure in the Template Filing is a fair representation of the disclosure proposed to be added to the Replicate Filings, and the disclosure in the Replicate Filings will be substantially identical to the Revised Disclosure in the Template Filing so that Protective will be able to revise the Replicate Filings effectively to reflect SEC Staff comments on the Template Filing.

•      The Replicate Filings will effectively incorporate changes made to the Revised Disclosure in the Template Filing in response to SEC Staff comments thereon.

•      With the exception of the Revised Disclosure, no Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act.

*          *          *

We understand that the SEC Staff will respond orally to this request. Please direct your reply to the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717. Thank you for your assistance with and attention to this matter.

Sincerely,

Max Berueffy
Senior Associate Counsel

Attachment

cc:           Craig Ruckman

Elisabeth M. Bentzinger

(2)  The increase in the mortality and expense risk charge for the Replicate Filings will be different from the increase reflected in the Template Filing.  While not yet definitive, the Company anticipates increasing the mortality and expense risk charge by 0.05% for each Replicate Filing.